Exhibit 99.1

FEDERAL DEPOSIT INSURANCE CORPORATION

Washington, D.C. 20429

FORM 10 - Q

[ X ]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2010

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _______________

FDIC Certificate Number 58244

CHOICE BANK

(Exact name of registrant as specified in its charter)

Wisconsin	36-4588704
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2450 Witzel Ave., Oshkosh, Wisconsin 54904
(Address of principal executive offices, including zip code)

(920) 230-1300
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by checkmark whether registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See definition of “large accelerated filer”, accelerated filer”, and “smaller reporting company”  in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The number of shares outstanding of the issuer’s Common Stock as of August 13, 2010 was 2,160,620 shares.

CHOICE BANK

Form 10-Q

Item 1.  Financial Statements

Choice Bank

Balance Sheets

Unaudited

Assets	June 30, 2010	December 31, 2009

Cash and due from banks	$ 343,715	$ 941,962
Federal funds sold	10,190,000	521,000
Cash and cash equivalents	10,533,715	1,462,962
Securities available for sale	7,997,776	5,521,099
Loans held for sale	713,549	1,422,733
Loans, net	116,900,861	103,096,134
Premises and equipment, net	1,649,055	1,729,539
Other real estate owned	5,432,041	3,304,761
Deferred tax asset	2,586,622	2,727,045
Other assets	1,580,615	1,543,209
TOTAL ASSETS	$ 147,394,234	$ 120,807,482

Liabilities and Stockholders' Equity

Liabilities:
Non-interest bearing deposits	$ 5,817,518	$ 5,057,864
Interest bearing deposits	123,487,148	97,995,367
Total deposits	129,304,666	103,053,231
Other liabilities	585,070	365,575
Total Liabilities	129,889,736	103,418,806

STOCKHOLDERS' EQUITY
Common Stock - $1 par value	2,160,620	2,160,620
Authorized - 3,177,000 shares
Issued and outstanding - 2,160,620 shares
Additional paid-in capital	20,436,225	20,430,838
Accumulated deficit	(5,335,204)	(5,451,796)
Accumulated other comprehensive income	242,857	249,014
Total stockholders' equity	17,504,498	17,388,676
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 147,394,234	$ 120,807,482

See Accompanying Notes to Financial Statements

Choice Bank

Statements of Operations

Unaudited

Statements of Operations	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
Quarters Ended June 30, 2010 and 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Interest income:
Loans, including fees	$ 1,582,099	$ 1,513,780	$ 3,064,046	$ 2,983,903
Investment securities	67,631	75,733	136,137	155,205
Federal funds sold	2,242	146	2,345	1,158
Total interest income	1,651,972	1,589,659	3,202,528	3,140,266

Interest expense
Deposits	568,018	707,872	1,117,622	1,491,765
Borrowed funds	1	1,128	732	1,167
Total interest expense	568,019	709,000	1,118,354	1,492,932

Net interest income	1,083,953	880,659	2,084,174	1,647,334
Provision for loan losses	332,000	80,300	437,000	308,005
Net interest income, after provision for loan losses	751,953	800,359	1,647,174	1,339,329

Non-interest income
Customer service fees	47,353	108,666	98,538	180,412
Secondary market fees	53,451	67,543	98,063	91,238
Rental income from OREO	102,700	70,787	203,728	70,787
Total non-interest income	203,504	246,996	400,329	342,437

Non-interest expense
Salaries and employee benefits	474,195	462,959	922,447	879,578
Occupancy and equipment	93,281	84,304	199,267	171,410
Data processing	54,207	44,671	99,822	89,926
Professional services	232,275	49,716	307,166	118,253
Marketing	26,334	25,411	38,830	39,633
Other general and administrative	138,714	158,913	261,029	256,966
Total non-interest expenses	1,019,006	825,974	1,828,561	1,555,766
Income (loss) before income taxes	(63,549)	221,381	218,942	126,000
Provision (benefit) for income taxes	(10,082)	86,050	102,350	48,375
Net income (Loss)	$ (53,467)	$ 135,331	$ 116,592	$ 77,625

Net income (loss) per share	$ (0.02)	$ 0.06	$ 0.05	$ 0.03

Diluted net income per share	$ (0.02)	$ 0.06	$ 0.05	$ 0.03

See Accompanying Notes to Financial Statements

Choice Bank

Statements of Stockholders’ Equity

Unaudited

Accumulated
		Additional Paid-		Other	Total
		In-Capital-	Accumulated	Comprehensive	Stockholders'
Shares	Amount	Common Stock	Deficit	Income	Equity (Deficit)

Balance at January 1, 2010	2,160,620	$ 2,160,620	$20,430,838	$(5,451,796)	$ 249,014	$17,388,676

Comprehensive income:
Net income				116,592		116,592
Unrealized gains on
securities available for sale,
Net of tax					(6,157)	(6,157)
Total comprehensive
income						110,435

Options and warrants
compensation			5,387			5,387

Balance at June 30, 2010	2,160,620	$2,160,620	$20,436,225	$(5,335,204)	$ 242,857	$17,504,498

Balance at January 1, 2009	2,160,620	2,160,620	20,397,138	(2,601,920)	150,000	$20,105,838

Comprehensive income:
Net Income				77,625		77,625
Unrealized gains on
securities available for sale,
Net of tax					29,944	29,944

Total comprehensive
income						107,569

Options and warrants
compensation			39,900			39,900

Balance at June 30, 2009	2,160,620	$2,160,620	$20,437,038	$(2,524,295)	$ 179,944	$20,253,307

See Accompanying Notes to Financial Statements

Choice Bank

Statements of Cash Flow

Unaudited

	Six Months Ended	Six Months Ended
	June 30, 2010	June 30, 2009
Cash flows from operating activities:
Net income	$ 116,592	$ 77,625
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of premises and equipment	84,353	78,990
Provision for loan losses	437,000	308,005
Compensation expense for options and warrants issued	5,387	39,900
Net accretion of securities	(437)	(2,269)
Credit for deferred taxes	140,423
Changes in operating assets and liabilities	-	-
Loans held for sale	709,184	(1,485,508)
Other assets	(37,406)	457,524
Other liabilities	147,989	89,925
Net cash provided by (used in) operating activities	1,603,085	(435,808)

Cash flows from investing activities:
Change in interest-bearing deposits in banks	-	(150,000)
Purchases of securities available for sale	(2,584,209)	-
Proceeds from maturities and pre-payments of securities available for sale	173,318	168,696
Loan originations and principal collections, net	(16,369,007)	(3,110,420)
Purchases of premises and equipment	(3,869)	(40,100)
Net cash used in investing activities	(18,783,767)	(3,131,824)

Cash flows from financing activities:
Net increase in deposits	26,251,435	2,229,915
Net cash provided by financing activities	26,251,435	2,229,915

Net increase (decrease) in cash and cash equivalents	9,070,753	(1,337,717)
Cash and cash equivalents at beginning	1,462,962	3,844,714
Cash and cash equivalents at end	$ 10,533,715	$ 2,506,997

Supplemental cash flow information:
Interest paid	$ 1,096,071	$ 1,484,627

Noncash investing and financing activities:
Transfer of loans to other real estate owned	$ 2,127,280	$ 0

See Accompanying Notes to Financial Statements

Choice Bank

Selected Notes to Interim Financial Statements

(Unaudited)

Note 1 – Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. They should be read in conjunction with the audited financial statements of Choice Bank (the “Bank”) included in the Bank’s Annual Report on Form 10-K for the year ended December 31, 2009. In the opinion of management, all adjustments consisting of normal recurring accruals considered necessary for fair presentation have been included. The results of operations for the three and six-month periods ended June 30, 2010 and June 30, 2009 are not necessarily indicative of the results which may be expected for an entire year or any other period.

The preparation of the financial statements in conformity with the above-mentioned accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of, and for the three and six-month periods ended June 30, 2010 and June 30, 2009. Actual results could vary from those estimates.

Certain amounts in the prior period financial statements have been reclassified for comparative purposes to conform to the presentation in the current period.

Note 2 – Capital Compliance

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios as set forth in the table below of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. For the Bank, Tier 1 capital is defined as total equity capital minus net unrealized gains on available for sale securities or plus any net unrealized losses on such securities. Risk-weighted assets are the sum of all assets on the balance sheet assigned to a designated risk category. The categories, with examples of items included, though not a complete list or definition, are:

0%, which includes cash on hand and US Treasury securities

20%, which includes cash in banks and US agency securities

50%, which includes 1 to 4 family residential mortgages

100%, which includes any assets not designated elsewhere

Management believes that, as of June 30, 2010, December 31, 2009, and June 30, 2009, the Bank met all capital adequacy requirements to which it was subject.

The most recent notification from the Bank’s regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

			(In Thousands)
As of June 30, 2010

Total Risk-based Capital (to risk- weighted assets)	$ 16,613	14.59%	$ 9,108	>8.00%	$ 11,385	>10.00%

Tier 1 Capital (to risk- weighted assets)	15,176	13.33%	4,554	>4.00%	6,831	>6.00%

Tier 1 Capital (to average assets)	15,176	11.94%	5,086	>4.00%	6,358	>5.00%

As of December 31, 2009

Total Risk-based Capital (to risk- weighted assets)	$ 16,038	16.62%	$ 7,720	>8.00%	$ 9,650	>10.00%

Tier 1 Capital (to risk- weighted assets)	14,820	15.36%	3,860	>4.00%	5,790	>6.00%

Tier 1 Capital (to average assets)	14,820	12.18%	4,867	>4.00%	6,084	>5.00%

As of June 30, 2009

Total Risk-based Capital (to risk- weighted assets)	$ 20,951	21.89%	$ 7,661	>8.00%	$ 9,576	>10.00%

Tier 1 Capital (to risk- weighted assets)	19,753	20.63%	3,830	>4.00%	5,745	>6.00%

Tier 1 Capital (to average assets)	19,753	16.18%	4,884	>4.00%	6,105	>5.00%

The Bank is subject to certain restrictions regarding the declaration and payment of dividends to shareholders without prior regulatory approval.  In general, Wisconsin law permits our board of directors to declare dividends from the Bank’s undivided profits in an amount that the Board considers expedient.  Our board of directors must provide for the payment of all expenses, losses, required reserves, taxes and interest accrued or due from the Bank before it may declare dividends from undivided profits.  If the dividends declared and paid in either of the two immediately preceding years exceeded net income for either of those two years respectively, then we may not declare or pay any dividend in the current year that would exceed year-to-date net income without first obtaining the written consent of the Wisconsin Department of Financial Institutions.

In addition, under federal law, we may not pay any dividend while we are “undercapitalized” or if the payment of the dividend would cause us to become “undercapitalized.”  The FDIC may further restrict the payment of dividends by requiring that we maintain a higher level of capital than would otherwise be required to be “adequately capitalized” for regulatory purposes.  Moreover, if, in the opinion of the FDIC, we are engaged in an unsafe or unsound banking practice (which could include the payment of dividends), the FDIC may require, generally after notice and hearing, that we cease such practice.  The FDIC has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe or unsound banking practice.  The FDIC has also issued policy statements providing that insured depository institutions generally should pay dividends only out of current operating earnings.

Note 3 – Earnings/ (loss) per Share

Basic earnings/ (loss) per share represents operating income/ (loss) divided by the weighted average number of shares outstanding during the period.  Diluted earnings/ (loss) per share is calculated by dividing net income by the weighted average number of shares adjusted for the potential dilutive effect of vested options and organizer and shareholder warrants.  For the three and six-month periods ending June 30, 2010, there is no dilutive effect because the average market prices of $8.20 and $8.01, respectively are less than the strike prices of $10 per share for options and organizer warrants and $12.50 per share for shareholder warrants.   For the three and six-month periods ending June 30, 2009, there is no dilutive effect because the average market prices of $8.95 and $9.30, respectively, are less than the strike prices of $10 per share for options and organizer warrants and $12.50 per share for shareholder warrants.  The calculation of basic and diluted income/ (loss) per share is presented below:

	Three Months Ended June 30
	2010	2009

Net income/(loss)	$ (53,467)	$ 135,331
Average shares outstanding	2,160,620	2,160,620

Basic and dilutive income (loss per share)	$ (0.02)	$ 0.06

	Six Months Ended June 30
	2010	2009

Net income/(loss)	$ 116,592	$ 77,625
Average shares outstanding	2,160,620	2,160,620

Basic and dilutive income/(loss) per share	$ 0.05	$ 0.04

Note 4- Comprehensive Income

The Bank’s only item comprising “Accumulated other comprehensive income” is net unrealized gains or losses on investment securities available for sale, net of applicable taxes.

Note 5- Loan Impairment and Loan Losses

Activity in the allowance for loan losses account for the three and six-month periods ending June 30, 2010 and 2009 are shown in the following table:

	Three Months ended June 30		Six Months Ended June 30

Allowance for loan losses	2010	2009	2010	2009

Beginning Balance	$2,226,089	$ 1,296,495	$ 2,122,837	$ 1,317,590
Provision for loan losses	332,000	80,300	437,000	308,005
Charge-offs	0	(82,686)	(1,748)	(332,686)
Recoveries	300	750	300	1,950
Ending balance	$ 2,558,389	$ 1,294,859	$ 2,558,389	$ 1,294,859

The table below shows a summary of impaired loans as of June 30, 2010.

Impaired Loans
Principal balance	$ 1,922,537
Number of loans	2
Specific Allowance	1,402,000
% of Gross Loans	1.61%

Generally Accepted Accounting Principles (GAAP) accounting for contingencies requires recognition of a loss and disclosure of a loss contingency if two conditions are met.

First, information available prior to the issuance of financial statements indicates that an asset has been impaired. Management and the Board of Directors have recognized that the above referenced loans are impaired.

Second, the amount of loss can be reasonably estimated. As of June 30, 2010, and the date of filing of this document, the amount of potential loss was reasonably estimated and management believes that the specific reserves of $1,402,000 is appropriate.  Specific allowances for impaired loans are based on discounted cash flows of expected future payments using the loan’s initial effective interest rate or the fair value of the collateral if the loan is collateral dependent.  Management is continually monitoring impaired loan relationships and, in the event facts and circumstances change, additional provisions may be necessary.

The larger of the two impaired loans has a principal amount of $1,100,000 and represents a loan participation secured by real estate.  The property has been placed in foreclosure and the debtor is currently in bankruptcy.  Management is monitoring all proceedings to minimize any potential loss to the Bank.

The second impaired loan has a principal balance of $822,537 and represents a commercial loan secured primarily by inventory and equipment.  Bank management is working with this borrower to minimize any potential loss.

Note 6- Commitments and Contingencies

In the normal course of its business the Bank is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and unfunded commitments. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Bank’s balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and unfunded commitments is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. At June 30, 2010, the Bank had commitments to extend credit and unfunded commitments of approximately $1.7 million and $9.8 million, respectively.  At December 31, 2009, the Bank had commitments to extend credit and unfunded commitments of approximately $1.9 million and $7.1 million, respectively. The June 30, 2009 figures were $0.7 million and $7.4 million, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Note 7 – Share-based Compensation

The Choice Bank Stock Option Plan was approved by shareholders on July 11, 2006.  The Plan reserved 360,000 shares for use as option awards to officers and directors.  As of June 30, 2010 123,333 option awards have been granted to Bank officers including 60,000 options that have fully vested and 63,333 in non-vested options.  The options vest ratably over a three-year period, and have a ten-year life from the date of issuance.

During 2010, 60,000 options were issued none of which were vested as of June 30, 2010.  As of June 30, 2010, 236,667 options remain available for future grants.

The fair value of stock options granted is estimated on the date of grant using a Black-Scholes option pricing model. The fair values of stock grants are amortized as compensation expense on a straight-line basis over the vesting period of the grants. Compensation expense recognized for the three and six-month period ended June 30, 2010 totaled $2,821 and $5,386 respectively and is included in personnel expense in the statements of operations for such periods.

Assumptions are used in estimating the fair value of stock options granted.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.  The expected volatility is based on the historical volatility of the Corporation’s stock.  The following assumptions were used in estimating the fair value at date of issuance for options granted:

	July	July	January	March
	2006	2009	2010	2010
Fair Value	$ 3.99	$ 0.65	$ 0.49	$ 0.46
Stock Asset Price	$ 10.00	$ 8.60	$ 8.25	$ 8.10
Option Strike Price	10.00	10.00	10.00	10.00
Maturity	10.0	10.0	10.0	10.0
Risk-free interest rate	5.00%	0.19%	0.06%	0.16%
Volatility	10.00%	10.00%	10.00%	10.00%

The Bank has two types of warrants outstanding to purchase shares of common stock at June 30, 2010, December 31, 2009, and June 30, 2009. Initial shareholders in the Bank received warrants to purchase one share of common stock for every five shares of common stock purchased in the Bank’s initial common stock offering (“shareholder warrants”).  A total of 431,990 shareholder warrants were issued.  Originally, the shareholder warrants were exercisable at a price of $12.50 per share at any time until July 24, 2009.  On October 28, 2008, the Board of Directors extended the expiration date to July 24, 2012. As of June 30, 2010, 620 shareholder warrants had been exercised and 431,370 shareholder warrants remained outstanding.

The Bank’s organizers advanced funds and guaranteed loans for organizational and other pre-opening expenses. As consideration for the financial risk assumed, the organizers received warrants to purchase one share of common stock for every $10 placed at risk, up to a maximum of 11,250 warrants per organizer (“organizer warrants”).  A total of 213,750 organizer warrants have been issued. The organizer warrants are exercisable at a price of $10.00 per share at any time until July 24, 2016. The organizer warrants were accounted for under FAS 123R as stock compensation included in start-up expenses at July 24, 2006. None of the organizer warrants has been exercised as of June 30, 2010.

Note 8 - Income Taxes

Deferred income tax assets and liabilities have been determined using the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when those differences are expected to reverse. Provision (credit) for deferred taxes is the result of changes in the deferred tax assets and liabilities. A deferred tax valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be recognized.

The Bank may also recognize a liability for unrecognized tax benefits from uncertain tax positions. Unrecognized tax benefits represent the difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements. Interest and penalties related to unrecognized tax benefits are classified as income taxes.

Primarily due to pretax income recognized during the first six months of 2010, the Bank’s net deferred tax asset decreased to $2,586,622 as of June 30, 2010.  All available evidence, both positive and negative, was considered to determine whether, based on the weight of that evidence, impairment should be recognized.  Based on management’s consideration of the available evidence including anticipated future pretax income, as well as the reversal period for the items giving rise to the deferred tax assets and liabilities, a valuation allowance for deferred assets was not considered necessary at June 30, 2010 as management concluded that it is more likely than not that these assets will be realized.

Note 9 – New Authoritative Accounting Guidance

In January 2010, the Financial Accounting Standards Board ("FASB") issued updated guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. This update requires new disclosures on significant transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy (including the reasons for these transfers) and the reasons for any transfers in or out of Level 3. This update also requires a reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, this update clarifies certain existing disclosure requirements. For example, this update clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities rather than each major category of assets and liabilities. This update also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. This update became effective for the Bank with the interim and annual reporting period beginning January 1, 2010, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will become effective for the Bank with the interim and annual reporting period beginning January 1, 2011. The Bank will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. Other than requiring additional disclosures, adoption of this update did not have a material effect on the Bank's consolidated financial statements.

In July 2010, the FASB issued new guidance related to Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.  The guidance is designed to improve transparency in financial reporting by companies that hold financing receivables, which include loans. The guidance requires companies to provide more information in their disclosures about the credit quality of their loans and the credit reserves held against them, including an aging of past due receivables, detail on credit quality indicators and information on loan modifications.  Under the guidance, a company will need to disaggregate new and existing disclosures based on how it develops its allowance for loan losses and how it manages credit exposures. Short-term accounts receivables, receivables measured at fair value or lower of cost or fair value, and debt securities are exempt from the ASU. The guidance is effective for periods ending on or after December 15, 2010.  The Corporation is evaluating the impact the adoption of this guidance will have on its financial statements.

On February 24, 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. The amendments in this ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB also clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. The FASB believes these amendments remove potential conflicts with the SEC’s literature. All of the amendments were effective upon issuance.

In April 2010, the FASB issued ASU No. 2010-18, Receivables (Topic 310): Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset.  This ASU codifies the consensus reached in Emerging Issues Task Force (“EITF”) Issue No. 09-I, “Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset.”  The amendments to the Codification provide that modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring.  An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change.  ASU 2010-18 does not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools.  Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40.

ASU 2010-18 is effective prospectively for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010.  Early application is permitted.  Upon initial adoption of ASU 2010-18, an entity may make a one-time election to terminate accounting for loans as a pool under Subtopic 310-30.  This election may be applied on a pool-by-pool basis and does not preclude an entity from applying pool accounting to subsequent acquisitions of loans with credit deterioration.  We do not expect this ASU to have a significant impact on our financial condition or results of operations.

Note 10 – Fair Value Measurement

Accounting standards describe the three levels of inputs that may be used to measure fair value (the fair value hierarchy). The level of an asset or liability within the fair value hierarchy is based on the lowest level of input significant to the fair value of that asset or liability.

Following is a brief description of each level of the fair value hierarchy:

•

Level 1 pricing for an asset or liability is derived from the most actively traded markets, and considered to be very reliable.  Quoted prices on actively traded equities, for example, fall into this category.

•

Level 2 pricing of an asset or liability is derived from observable data including market spreads, current and projected rates, prepayment data, and credit quality. Interactive Data Corporation (IDC) pricing, for example, falls into this category as it derives prices using actively quoted rates, prepayment models, other underlying collateral and credit data, etc.  Typically, most bonds fall into this category. IDC provides the pricing on the Bank’s investment portfolio on a monthly basis.

•

Level 3 pricing is derived without the use of observable data.  In such cases, mark-to-market model strategies are typically employed.  Often, these types of instruments have no active market, possess unique characteristics, and are thinly traded.

Some assets and liabilities, such as securities available for sale (AFS), are measured at fair value on a recurring basis under accounting principles generally accepted in the United States. Other assets and liabilities, such as impaired loans, are measured at fair value on a non-recurring basis.

Following is a description of the valuation methodology used for each asset and liability measured at fair value on a recurring or non-recurring basis, as well as the classification of the asset or liability within the fair value hierarchy.

Securities available for sale are classified as level 2 measurements within the fair value hierarchy. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, and mortgage-related securities. The fair value measurement of a level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data.

Loans held for sale in the secondary market are carried at the lower of aggregate cost or estimated fair market value. The fair value measurement of a loan held for sale is based on current secondary market prices for similar loans, which is a considered a level 2 measurement.

Loans are not measured at fair value on a recurring basis. However, loans considered to be impaired are measured at fair value on a non-recurring basis. The fair value measurement of an impaired loan that is collateral dependent is based on the fair value of the underlying collateral. All other impaired loan fair value measurements are based on the present value of expected future cash flows discounted at the applicable effective interest rate. Fair value measurements of underlying collateral that utilize observable market data, such as independent appraisals reflecting recent comparable sales, are considered level 2 measurements. Other fair value measurements that incorporate estimated assumptions market participants would use to measure fair value, such as discounted cash flow measurements, are considered level 3 measurements.

Other Real estate Owned: From time-to-time, the Bank records non-recurring fair value adjustments to foreclosed real estate to reflect partial write downs based on observable market prices or current appraised values.

Information regarding the fair value of assets measured on a recurring basis at fair value as of June 30, 2010 follows:

Assets measured on a recurring basis at: June 30, 2010

Fair Value Measurements Using

Description	Fair Value	Level 1	Level 2	Level 3

Securities available for sale	$ 7,997,776	$ 0	$ 7,997,776	$ 0
Loans held for sale	713,549	0	713,549	0

	$ 8,711,325	$ 0	$ 8,711,325	$ 0

Information regarding the fair value of assets measured on a non-recurring basis at fair value as of June 30, 2010, follows:

Assets measured on a recurring basis at: June 30, 2010

Fair Value Measurements Using

Description	Fair Value	Level 1	Level 2	Level 3

Impaired Loans	$ 520,537	$ 0	$ 520,537	$ 0
Other real estate owned	5,432,041	0	5,432,041	0

	$ 5,952,578	$ 0	$ 5,952,578	$ 0

Impaired loans with a carrying amount of $1,922,537 were determined to have a fair value of $520,537 based on the fair value of the collateral securing the loans.  As a result, the Bank has allocated specific reserves in the amount of $1,402,000 for impaired loans.

Other real estate owned is recorded at fair value at the date of acquisition.  Subsequent valuations are periodically performed by management, and the assets are carried at the lower of carrying amount or fair value less cost to sell.  The fair value of other real estate owned is reported as $5,432,041 as June 30, 2010.  No expenses related to devaluation of other real estate have been incurred for the three and six-month periods ended June 30, 2010.

Accounting standards also require disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instruments.

The applicable standards exclude certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.  The Bank estimates fair value of all financial instruments regardless of whether such instruments are measured at fair value. The following methods and assumptions were used by the Bank to estimate fair value of instruments not previously discussed.

Cash and cash equivalents – Fair value approximates the carrying value

Interest-bearing deposits in banks – Fair value approximates the carrying value

Loans – Fair value of variable rate loans that re-price frequently are based on carrying values. Fair value of other loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings. Fair value of impaired and other non-performing loans are estimated using discounted expected future cash flows or the fair value of underlying collateral, if applicable.

Accrued interest receivable and payable – Fair value approximates the carrying value.

Deposits – Fair value of deposits with no stated maturity, such as demand deposits, savings, and money market accounts, by definition, is the amount payable on demand on the reporting date. Fair value of fixed rate time deposits is estimated using discounted cash flows applying interest rates currently being offered on similar time deposits.

The carrying value and estimated fair values of financial instruments as of June 30, 2010, and December 31, 2009 follows:

	June 30, 2010		December 31, 2009

	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets
Cash and cash equivalents	$ 10,533,715	$ 10,533,715	$ 1,462,962	$ 1,462,962
Securities available for sale	7,997,776	7,997,776	5,521,099	5,521,099
Loans held for sale	713,549	713,549	1,422,733	1,422,733
Loans, net	116,900,861	119,224,723	103,096,134	109,543,048
Accrued interest receivable	406,640	406,640	357,723	357,723

Total financial assets	$ 136,552,541	$ 138,876,403	$ 111,860,651	$ 118,307,565

Financial Liabilities
Deposits	$ 129,304,666	$ 128,562,331	$ 103,053,231	$ 103,011,580
Accrued interest payable	225,478	225,478	203,195	203,195

Total financial liabilities	$ 129,530,144	$ 128,787,809	$ 103,256,426	$ 103,214,775

Limitations – The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Consequently, the aggregate fair value amounts presented may not necessarily represent fair value of the Bank.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank’s entire holdings of a particular instrument. Because no market exists for a significant portion of the Bank’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters that could affect the estimates. Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Deposits with no maturities are defined as having a fair value equivalent to the amount payable on demand. This prohibits adjusting fair value derived from retaining those deposits for an expected future period of time. This component, commonly referred to as a deposit base intangible, is neither considered in the above amounts nor is it recorded as an intangible asset on the balance sheet. Significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Our significant accounting policies are described in the notes to the financial statements.  Certain accounting policies require management to make significant estimates and assumptions, which have a material impact on the carrying value of certain assets and liabilities, and we consider these to be critical accounting policies.  The estimates and assumptions used are based on historical experience and other factors that management believes to be reasonable under the circumstances.  Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and results of operations for the reporting periods.  We believe the following critical accounting policy requires the most significant estimates and assumptions that are particularly susceptible to a significant change in the preparation of our financial statements.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) into law. The Dodd-Frank Act makes extensive changes to the laws regulating financial services firms and requires significant rule-making. In addition, the legislation mandates multiple studies, which could result in additional legislative or regulatory action.  While the full effects of the Dodd-Frank Act on the Bank cannot yet be determined, this legislation is generally perceived as negatively impacting the banking industry. The Dodd-Frank Act may result in higher compliance and other costs, reduced revenues and higher capital and liquidity requirements, among other things, which could adversely affect the business of the Bank, perhaps materially.

Income Taxes

Deferred income taxes and liabilities are determined using the liability method.  Under this method deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences are expected to reverse.  Provision (credit) for deferred taxes is the result of changes in the deferred tax assets and liabilities.  A deferred tax valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

The Bank may also recognize a liability for unrecognized tax benefits from uncertain tax positions.  Unrecognized tax benefits represent the difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements.  Interest and penalties related to unrecognized tax benefits are classified as income taxes.

Allowance for Loan and Lease Losses

Management’s evaluation process used to determine the appropriateness of the allowance for loan losses (ALLL) is subject to the use of estimates, assumptions, and judgments. The evaluation process combines several factors: management’s ongoing review and grading of the loan portfolio, consideration of historical loan loss and delinquency experience, trends in past due and nonperforming loans, risk characteristics of the various classifications of loans, concentrations of loans to specific borrowers or industries, existing economic conditions, the fair value of underlying collateral, and other qualitative and quantitative factors which could affect probable credit losses. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the appropriateness of the allowance for loan losses, could change significantly. As an integral part of their examination process, various regulatory agencies also review the allowance for loan losses. Such agencies may require that certain loan balances be classified differently or charged off when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examination. The Bank believes the level of the allowance for loan loss is appropriate as recorded in the financial statements. See further discussion in the section below titled “Allowance for Loan and Lease Losses”.

Forward Looking Statements

The following discussion and analysis presents our financial condition as of June 30, 2010, December 31, 2009, and June 30, 2009, and results of operations for the six-month periods ended June 30, 2010 and June 30, 2009. The discussion should be read in conjunction with our financial statements and the notes thereto, which appear elsewhere in this Quarterly Report on Form 10-Q.

This Report contains certain statements that are forward-looking within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Actual outcomes and results may differ materially from those expressed in, or implied by, the forward-looking statements.  These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” and other similar expressions or future or conditional verbs.  Readers of this quarterly report should not rely solely on the forward-looking statements and should consider all uncertainties and risks throughout this report.  The statements are representative only as of the date they are made, and the Bank undertakes no obligation to update any forward-looking statement.

These forward-looking statements, implicitly and explicitly, include the assumptions underlying the statements and other information with respect to the Bank’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, financial condition, results of operations, future performance and business, including management’s expectations and estimates with respect to revenues, expenses, return on equity, return on assets, efficiency ratio, asset quality and other financial data and capital and performance ratios.

Although the Bank believes that the expectations reflected in the forward-looking statements are reasonable, these statements involve risks and uncertainties that are subject to change based on various important factors, some of which are beyond our control.  Forward-looking statements are subject to significant risks and uncertainties and the Bank’s actual results may differ materially from the results discussed in such forward-looking statements.  Factors that might cause actual results to differ from the results discussed in forward-looking statements include, but are not limited to, the factors set forth under “Risk Factors,” Item 1A of the Bank’s Annual Report on Form 10-K for the year ended December 31, 2009 as filed with the FDIC on March 31, 2010 as well as Part II, Item 1A herein and any other risks identified in this Report.  New factors emerge from time to time, and it is not possible for the Bank to predict which factor, if any, will materialize.  In addition, the Bank cannot assess the potential impact of each factor on the Bank’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

All forward-looking statements contained in this Report or which may be contained in future statements made for or on behalf of Choice Bank are based upon information available at the time the statement is made and Choice Bank assumes no obligation to update any forward-looking statement.

Management’s Discussion & Analysis

The following discussion describes our results of operations for the three and six-month periods ended June 30, 2010, as compared to the three and six-month period ended June 30, 2009 and also analyzes our financial condition as of June 30, 2010, December 31, 2009 and June 30, 2009. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, most of which are interest-bearing. Consequently, one of the key measures of our success is our net interest income, which is the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and borrowed funds. Another key measure is the spread between the yield we earn on interest-earning assets and the rate we pay on interest-bearing liabilities.

We maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section, we have included a detailed discussion of this process.

In addition to earning interest on our loans and investments, we earn income through fees charged to our customers for services provided. These fees include the origination of long-term, fixed rate mortgage loans which are sold with servicing released in the secondary market.

Non-interest expenses include personnel, facilities, marketing, FDIC insurance premiums, audit and legal, and other costs related to the conduct of our banking business.

We describe the various components of our non-interest income, as well as our non-interest expense, in the following discussion.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

The Bank received its charter and opened for business on July 24, 2006. The table and graph below show the increases and decreases in end-of-quarter assets of the Bank since that time.

July 2006 through December 2008			March 2009 thru June 2010
Date	Total Assets	% Growth	Date	Total Assets	% Growth

Jul-06	$ 20,824,545		Mar-09	$ 121,815,492	2%
Sep-06	$ 26,737,176	28%	Jun-09	$ 121,626,414	0%
Dec-06	$ 32,600,536	22%	Sep-09	$ 118,964,450	-2%
Mar-07	$ 39,447,477	21%	Dec-09	$ 120,807,482	2%
Jun-07	$ 44,966,989	14%	Mar-10	$ 122,940,295	2%
Sep-07	$ 58,190,302	29%	Jun-10	$ 147,394,234	20%
Dec-07	$ 71,851,968	23%
Mar-08	$ 86,699,212	21%
Jun-08	$ 92,258,664	6%
Sep-08	$ 105,211,742	14%
Dec-08	$ 119,041,620	13%

The graph and table above show that asset growth was significant during the Bank’s initial 2 ½ years of operation.  Asset growth slowed subsequent to December 31, 2008 as management curtailed lending under a recessionary environment.  However, the Bank took advantage of a special growth opportunity in April, 2010 when the Bank added another seasoned commercial lending officer with established ties to the Oshkosh community.  This addition had an immediate impact enabling the Bank to increase total loans by about $14.4 million during the second quarter 2010.  The expansion of commercial lending activities also enabled the Bank to resume a more aggressive deposit gathering strategy to support anticipated funding needs.

As economic conditions continue to improve, we believe that we are well positioned to expand services to the communities that we serve.

The Bank intends to continue to adhere to the business plan that was submitted to Federal and Wisconsin banking regulators in 2006 as part of the Bank’s federal deposit insurance and state charter application. The basics of that plan include:

➢

Serving as a community bank from two locations in Oshkosh, Wisconsin;

➢

Attracting primarily local deposits;

➢

Maintaining strong loan growth without sacrificing credit quality; and

➢

Concentrating on banking services and products, with no ancillary services.

The fundamental tenets of the business plan initiated in 2006 remain intact with appropriate modifications made for changes in budgeted growth, interest rate assumptions, product/service offerings, and staffing.

Allowance for Loan and Lease Losses

Management considers the policies related to the allowance for loan losses as critical to the financial statement presentation.  The allowance for loan and lease losses (“ALLL”) represents management’s assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. That assessment includes thorough review of the portfolio, with analysis of past-due and potentially impaired loans on an individual basis, based upon the following factors:

A.	Specific Reserves for individually analyzed impaired loans
B.	General Reserves for groups of similar loans analyzed for impairment
C.	General Reserves as calculated

The analysis, and the loan loss provision, is reviewed and approved by the Board of Directors on a quarterly basis.

Other factors considered in the analysis of General Reserves include:

•

Annual loan review performed by the Bank’s Risk Management Officer

•

Changes in the national and local economy and business conditions, including underwriting standards, collections, charge off and recovery practices;

•

The asset quality of individual loans;

•

Changes in the nature and volume of the loan portfolio;

•

Changes in the experience, ability and depth of our lending staff and management;

•

Possible deterioration in collateral segments or other portfolio concentrations;

•

Changes in the quality of our loan review system and the degree of oversight by our board of directors;

•

The effect of external factors such as competition and the legal and regulatory requirement on the level of estimated credit losses in our current loan portfolio; and

•

Off-balance sheet credit risks.

The factors cited above have been, and will continue to be, evaluated at least quarterly. Changes in the asset quality of individual loans will be evaluated more frequently as needed.  Following guidelines established by the FDIC and the Wisconsin Department of Financial Institutions (DFI),

we have established minimum general reserves based on the asset quality of the loan.  General reserve factors applied to each type of loan are based upon management’s experience and common industry and regulatory guidelines.  After a loan is underwritten and booked, loans are monitored or reviewed by the account officer, management, and external loan review personnel during the life of the loan.  Payment performance is monitored monthly for the entire loan portfolio.  Account officers contact customers during the course of business and may be able to ascertain if weaknesses are developing with the borrower. External loan personnel perform an independent review annually, and federal and state banking regulators perform periodic reviews of the loan portfolio.  If weaknesses develop in an individual loan relationship and are detected, the loan will be downgraded and higher reserves will be assigned based upon management’s assessment of the weaknesses in the loan that may affect full collection of the debt.  If a loan does not appear to be fully collectible as to principal and interest, the loan will be recorded as a non-accruing loan and further accrual of interest will be discontinued while previously accrued but uncollected interest is reversed against income.  If a loan will not be collected in full, the allowance for loan losses is increased to reflect management’s estimate of potential exposure of loss.

The provision for loan losses charged to earnings for the six-month period ended June 30, 2010 is $437,000, compared to $308,005 for the same period in 2009.  Although the $437,000 provision is a notable increase from the provision posted for the same period last year it is reflective of the significant growth in total loans and the continued effect that the state of the economy has had on the Bank’s market area.  As of June 30, 2010, the loan portfolio increased $13.3 million or 11.75% above the loan portfolio balance reported as of June 30, 2009.  The provision for loan losses for the six-month period ended June 30, 2010 is supported by Management’s ongoing assessment of risk associated with the current loan portfolio.

One loan was transferred to Other Real Estate Owned (OREO) during the first six months of 2010, with an estimated realizable value of about $2.1 million.  No write-off was posted for this transfer as the value of the collateral real estate approximated the loan amount.  Two consumer loans totaling $1,748 were written off in 2010.  Further write-offs are not anticipated as of June 30, 2010 or the filing date of this document.

A summary of past due loans is reported in the table below:

Past Due Loans	30 – 59 days	60 – 89 days	Over 90 days	Total
Principal Balance	$145,490	$ 0	$1,880,814	$2,026,604
Number of Loans	2	0	3	5
% of Gross Loans	0.12%	0.00%	1.57%	1.70%

Per Bank policy, and regulation, loans past due 90 days or more are placed in a non-accrual status. All interest accrued up to that point is reversed out of interest income. In addition, loans less than 90 days past due will be classified as non-accrual if circumstances exist that jeopardize meeting contractual payment requirements.  No further interest accrues as long as the loan remains in non-accrual status. Such loans are considered to be on a cash basis, so any payments received are recognized as principal reductions or as income depending upon the circumstances of the borrower. Even if payments reduce the delinquency to less than 90 days, the loan remains classified as non-accrual until all past due principal and interest is collected.

For the quarter ended June 30, 2010, no interest payments were received on loans classified as non-accrual.  The amount of interest that would have been recorded as interest income had the non-accrual loans been current during the quarter ended June 30, 2010 is about $18,000.

Two of the loans in non-accrual status are included in the impairment discussion in Note 5 above. One is a commercial participation secured by real estate and another is a commercial loan secured primarily by inventory and equipment.  Management believes that the specific reserves recognized for these loans are appropriate as detailed in Note 5 above.

As of the filing date, there are no potential problem loans that are not on non-accrual that have caused Management to have serious doubts about the borrower’s ability to repay in compliance with the loan terms.

Historical performance is not an indicator of future performance, particularly considering our relatively short operating history.  Future results could differ materially.  However, management believes, based upon known factors, management’s judgment, regulatory methodologies, and generally accepted accounting principles that the current methodology used to determine the adequacy of the ALLL is reasonable.

Our ALLL is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators.  During their routine examinations of banks, regulatory agencies may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management.  While it is our policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses that cannot be quantified precisely or attributed to particular loans or classes of loans.

Management is intent upon maintaining the quality of the loan portfolio. Our loan staff is constantly monitoring the performance of our loans, and working with borrowers to assist in finding solutions to potential problems.

Balance Sheet

The breakdown of the Bank’s balance sheet by dollar balances and percentage of total assets is shown below.

During the six-months ended June 30, 2010, total assets increased by $26.6 million or about 22.0%,  This increase reflected net loan growth of $13.8 million, an increase of $9.0 million in cash and equivalents, and the addition of $2.5 million in investment securities.  A $2.1 million addition to other real estate owned is discussed in detail in the Allowance for Loan and Lease Losses section above.

The year-to-date change in deposit balances totaled $26.3 million.  Although a portion of this funding was placed into loans, about $11.5 million is held as liquid assets as of June 30, 2010.  Accordingly, the composition of the balance sheet has changed to include 12.58% liquid assets, cash and cash equivalents and securities, compared to 5.77% liquid assets reported as of December 31, 2009.

We believe that the key to success for the Bank will include (1) leveraging the $17.5 million of Bank capital, and (2) utilizing funds to increase loan balances, which typically offer significantly higher yields than interest-bearing deposits and securities available for sale (AFS).

	June 30, 2010		December 31, 2009

Assets	Dollar Amount	%	Dollar Amount	%

Cash and equivalents	$ 10,533,715	7.15%	$ 1,462,962	1.20%
Securities available for sale	7,997,776	5.43%	5,521,099	4.57%
Loans held for sale	713,549	0.48%	1,422,733	1.18%
Loans	116,900,861	79.31%	103,096,134	85.34%
Deferred Tax Asset	2,586,622	1.76%	2,727,045	2.26%
Other Real Estate Owned	5,432,041	3.68%	3,304,761	2.74%
Other assets	3,229,670	2.19%	3,272,748	2.71%

Total assets	$ 147,394,234	100.00%	$ 120,807,482	100.00%

Liabilities and Equity

Deposits	$ 129,304,666	87.73%	$ 103,053,231	85.31%
Other Liabilities	585,070	0.40%	365,575	0.30%
Stockholders’ equity	17,504,498	11.87%	17,388,676	14.39%

Total Liabilities and Equity	$ 147,394,234	100.00%	$ 120,807,482	100.00%

Loans

As shown in the table below, gross loans increased $14.2 million from December 31, 2009 to June 30, 2010.  That compares to a decrease of about $0.5 million for the first six months of 2009.  The primary source for new loans has been the commercial and commercial real estate market segments.  The Bank intends to continue to pursue loan opportunities without sacrificing prudent underwriting standards.

The Bank has managed its loan portfolio to achieve diversification, both in types of loans made and location. We have bought and sold participations in commercial and commercial real estate loans with banks in other parts of Wisconsin and in Minnesota. The participation loans purchased are underwritten to the same standards as those imposed upon loans we make in our market area, with the lone exception of the “face-to-face” meeting between borrower and our lender. Fifteen and thirty-year fixed-rate mortgage loans are sold in the secondary market, with servicing released to the purchaser. The components of the Bank’s loan portfolio at June 30, 2010 and December 31, 2009 are summarized as follows:

Type of Loans	June 30, 2010%		December 31, 2009%

Commercial	$ 26,782,460	22.42%	$ 21,502,232	20.44%
Real estate:
Commercial	51,565,695	43.17%	42,510,972	40.40%
Residential	27,273,914	22.83%	28,520,256	27.11%
Construction & Development	5,757,961	4.82%	5,965,779	5.67%
Second Mortgages	1,983,757	1.66%	2,111,250	2.01%
Equity lines of credit	5,411,211	4.53%	3,800,744	3.61%
Consumer	684,252	0.57%	807,738	0.77%
Subtotals	119,459,250	100.00%	105,218,971	100.00%

Allowance for loan losses	2,558,389	2.14%	2,122,837	2.02%
Loans, net	$ 116,900,861	97.86%	$ 103,096,134	97.98%

As of June 30, 2010, approximately 43% of loans were made to finance commercial real estate, 22% of loans were made to finance commercial loans, and approximately 23% of loans were made to finance residential property.  There were no other loan categories that exceeded 10% of total loans as of June 30, 2010.

Investments

The estimated fair market value of the investment portfolio as of June 30, 2010 was $7,997,776 including a pre-tax unrealized gain of $401,418.  As of December 31, 2009, estimated fair market value was $5,521,099 including pre-tax unrealized gain of $336,069.

The Bank’s investment strategies are aimed at maximizing income, preserving principal, managing interest rate risk, and avoiding credit risk.  Although the Bank has no immediate plans to sell any securities, all investments are classified as “available for sale.”  This classification strengthens the Bank’s liquidity position by allowing management the flexibility to sell securities in the future should conditions change.

The following table sets forth information regarding the scheduled maturities for the Bank’s investment securities as of June 30, 2010, by contractual maturity.  The maturities of the mortgage-backed securities are the stated maturity date of each security.  The table does not take into consideration the effects of scheduled payments or possible payoffs.

	Within 1 Year		After 1 Year Within 5 Years		After 5 Years Within 10 Years		After 10 Years
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

At June 30, 2010:
US Agency Securities	$ 0	0.00%	$ 3,220	2.69%	$ 0	0.00%	$ 0	0.00%
Municipal Securities	0	0.00%	2,327	5.43%	984	5.34%	$ 0	0.00%
Mortgaged Backed Securities	0	0.00%	1,467	4.84%	0	0.00%	0	0.00%
Total	$ 0	0.00%	$ 7,014	4.05%	$ 984	5.34%	$ 0	0.00%

	Totals
(In thousands)	Amount	Yield
At June 30, 2010:
US Agency Securities	$ 3,220	2.69%
Municipal Securities	3,311	5.40%
Mortgaged Backed Securities	1,467	4.84%
Total	$ 7,998	4.21%

Deposits

For the six-month period ended June 30, 2010, deposits increased $26.3 million or 25.5%, compared to a $2.2 million or 2.3% for the same period in 2009.

As previously noted, the Bank resumed a more aggressive deposit gathering strategy to support anticipated funding needs.  The expansion of commercial lending activities with the addition of a second commercial lending officer elevated the Bank’s funding requirements during the second quarter of 2010.

Deposit balances for all deposit categories increased during the six-month period ended June 30, 2010.  Management increased time deposits by $15.1 million during this period to extend funding maturities to reduce the Bank’s exposure to interest rate risk.  Sizable growth was also reported for money market deposits which grew $8.9 million for the year-to-date ended June 30, 2010.

Management strategy for increasing deposit funding included use of brokered deposits in addition to local deposit gathering efforts.  The use of brokered funds enabled the Bank to bring in term deposits at interest rates below local market costs and to target maturity terms most beneficial to the Bank’s overall asset liability strategy.  About $14.0 million in brokered term deposits were taken in by the Bank during the six-month period ended June 30, 2010.

The table below shows our deposit breakdown by dollar balance and percentage of total deposits as of June 30, 2010 and December 31, 2009.

	June 30,2010		December-31, 2009
Deposits	Dollars	%	Dollars-$	%

Non interest-bearing deposits	$ 5,817,518	4.50%	$ 5,057,864	4.91%
Interest-bearing demand	2,559,863	1.98%	2,275,636	2.21%
Money market accounts	41,392,613	32.01%	32,448,524	31.49%
Savings accounts	5,200,428	4.02%	4,053,869	3.93%
Certificates of deposit less than $100,00	31,868,441	24.65%	29,670,671	28.79%
Certificates of deposit $100,000 and greater	42,465,803	32,84%	29,546,667	28.67%
	$ 129,304,666	100.00%	$ 103,053,231	100.00%

The following table shows a breakdown by dollar amount and maturity of certificates of deposit at June 30, 2010.

	June 30, 2010
	Certificates of Deposit Less than $100,000	Certificates of Deposit $100,000 and Greater	Total
Due three months or less	$ 8,505,810	$ 12,842,990	$21,348,800
Due more than three months to six months	3,615,979	3,465,351	7,081,330
More than six months to one year	12,476,246	7,921,564	20,397,810
Over one year	7,270,406	18,235,898	25,506,304
	$ 31,868,441	$ 42,465,803	$ 74,334,244

Income Taxes

The Bank has a net operating loss carryforward of approximately $5.0 million that may be applied against future federal and state taxable income. If not used, these carryforwards will begin to expire on December 31, 2026 for federal tax purposes and on December 31, 2021 for Wisconsin tax purposes.

Liquidity

Interest rate risk is fundamental to the business of banking. Changes in interest rates can expose an institution to adverse shifts in the level of net interest income or other rate-sensitive income sources and impair the underlying value of its assets and liabilities.

The Bank’s Asset Liability Committee (ALCO) is responsible for managing liquidity and interest rate risk. The Board of Directors has adopted the Liquidity Risk Management Policy which establishes a hierarchy of sources of funds the Bank would use in case of a liquidity crisis.

Our primary potential source of funds on a short-term basis is an overnight line of credit established with our correspondent bank. As of June 30, 2010, we had access to a $10.8 million line of credit (of which $5.1 million is unsecured) with the Bankers Bank of Madison, Wisconsin.  There was $0 drawn on this line of credit at June 30, 2010.

The Bank relies primarily on local deposits to fund lending and investing operations. Besides the lines of credit mentioned above, the Bank has access to needed funds through brokered deposits, which are funds from out of our market area. As of June 30, 2010, the Bank had third-party brokered deposits of $15.7 million.  As of December 31, 2009, the Bank had third-party brokered deposits of $2.7 million.  Another source the Bank has used to obtain deposits from outside of its market area is the CDARs One-way Buy program. As of June 30, 2010, the Bank has CDARs One-Way Buy funds of $1.0 million.  The Bank will consider judicious use of third-party brokered certificates of deposit in the future to supplement local deposits in order to fund loan growth.

We also have $11.0 million of deposits in the CDARs Reciprocal Program. Those are local deposits transferred to other institutions to ensure complete FDIC coverage, with an equal amount transferred to us from other banks in the program. This program allows us to retain local deposits in excess of the FDIC insurance amount, while providing full insurance coverage to our customers.

All deposits obtained through third-party deposit brokers or through the CDARS program are reported as brokered deposits in the Bank’s financial reports.  The Bank’s Asset-Liability Management Policy allows a maximum percentage of 30% brokered deposits to total deposits.  As of June 30, 2010 the percentage of brokered deposits to total deposits was 21.35%.

One measure of short-term interest rate risk is gap analysis, which compares the dollar amount of assets which can be re-priced in a certain time period to liabilities which can be re-priced in the same period. Theoretically, in a period of rising market interest rates, being asset sensitive (more assets re-pricing than liabilities) is advantageous. The converse is true in a declining rate environment. The theoretical advantage is mitigated by the fact that borrowers refinance loans as rates decline, and certificate of deposit holders move to higher yielding CD’s in a rising rate environment. The gap analysis is a tool that assists the ALCO to monitor maturities and set loan and deposit rates. As of June 30, 2010, the Bank is liability sensitive meaning that we are better positioned in a declining interest rate environment.  Bank management initiated steps to reduce balance sheet exposure to rising rates including the extension of funding maturities with the noted deployment of brokered deposits during the second quarter of 2010.  We will continue to manage assets and liabilities to minimize interest rate risk to the balance sheet.

Management monitors the Bank’s capital levels and has not identified significant capital expenditure needs that would have impact to capital requirements at this time.  As of June 30, 2010, the Bank’s Tier 1 risk-weighted capital ratio, total risk-weighted capital, and Tier 1 leverage ratio were in excess of regulatory minimums and were classified as “well-capitalized”.  We do not anticipate changes in the mix and relative costs of capital at this time.

Results of Operations

The following is a summary of operations for the periods indicated:

	Three months ended June 30,		Six Months ended June 30,
	2010	2009	2010	2009
Net Interest Income	$ 1,083,953	$ 880,659	$ 2,084,174	$ 1,647,334
Provision for Loan Loss	332,000	80,300	437,000	308,005
Non-interest Income	203,504	246,996	400,329	342,437
Non-interest Expense	1,019,006	825,974	1,828,561	1,555,766
	(63,549)	221,381	218,942	126,000
Income Taxes	(10,082)	86,050	102,350	48,375
Net Income (Loss)	$ (53,467)	$ 135,331	$ 116,592	77,625

Financial Ratios:
Return on average equity	-1.21%	2.67%	1.32%	0.77%
Return on average assets	-0.16%	0.44%	0.18%	0.13%
Average equity to average assets	13.27%	16.62%	13.85%	16.62%

Net loss for the quarter ended June 30, 2010, was -$53,467, a decrease of $188,798 from net income of $135,331 reported for the corresponding period in 2009.  This decrease was primarily the result of a $251,700 increase in the provision for loan losses a $193,032 rise in non-interest expense and a $43,492 decline in non-interest income partially offset by a $203,294 increase in net interest income.  Net income for the six-month period ended June 30, 2010, was $116,592, an increase of $38,967 or 50.2% compared to net income of $77,625 reported for the corresponding period in 2009.  The increase in year-to-date net income is attributed to a $436,840 increase in net interest income and $57,892 rise in non-interest income offset by a $128,995 increase in provision for loan losses and a $272,795 rise in non-interest expense.

Net interest income for the quarter ended June 30, 2010 was $1,083,953, an increase of $203,294 or 23.1% compared to $880,659 for the corresponding period in 2009.  The increase in net interest income is attributed to the increase in net interest rate spread combined with growth in earning assets for quarter ended June 30, 2010 relative to the same period for 2009.  Net interest income for the six-months ended June 30, 2010 was $2,084,174, an increase of $436,840 or 26.5% compared to $1,647,334 for the corresponding period in 2009.  The increase in net interest income between the six-month-period is primarily attributed to an increase in net interest rate spread.

A $332,000 provision for loan loss was charged to earnings for the second quarter of 2010, versus an $80,300 provision taken during the comparable quarter of 2009.  Year to date for the six-month period ended June 30, 2010, the provision for loan losses was $437,000 compared to $308,005 during 2009.  Provision expense is determined based on management’s ongoing assessment of risk associated with the loan portfolio.  The higher provision posted for the second quarter and year to date periods is also reflective of the significant growth in total loans.  The loan portfolio increased by about $14.1 million or 13.8% during the three-month period ended June 30, 2010 and increased by $13.8 million or 13.4% for the year to date 2010.

Non-interest income decreased $43,492 or 17.6%, for the quarter ended June 30, 2010 versus the comparable quarter last year due primarily to the decline in fees earned on mortgage lending activity.  The volume of mortgage refinancing has dropped off as interest rates have remained relatively stable.  Non-interest income increased $57,892 or 16.9% for the six-months ended June 30, 2010 versus the comparable period last year due primarily to rental income on other real estate.

Non-interest expense for the three and six-month periods ended June 30, 2010 increased by $193,032 or 23.4% and $272,795 or 17.5% relative to the comparable periods in 2009.  The relative increases for both periods were due to increased legal expense related to the settlement of an arbitration ruling against the bank and legal costs associated with the formation of a bank holding company.

Net Interest Income

Net interest income is the largest component of our operating income and represents the difference between interest earned on loans, investments and other interest earning assets offset by the interest expense attributable to the deposits and borrowings that fund such assets.  Interest rate fluctuations, together with changes in the volume and types of earning assets and interest-bearing liabilities, combine to affect total net interest income.

Net interest income for the quarter ended June 30, 2010 was $1,083,954, an increase of $203,295, compared to the $880,659 reported for the quarter ended June 30, 2009.  Net interest income for the six-months ended June 30, 2010 was $2,084,175, an increase of $436,841, compared to the $1,647,334 reported for the comparable period in 2009.   Management has managed the Bank’s earning assets and interest-bearing liabilities to increase net interest performance under a prevailing low rate environment.  The following table provides a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

Comparison 3-Months Ended June 30, 2010 versus 2009:

Increase (Decrease) Due to Change In
	Average Balance	Average Rate	Total Change
Interest Income	$ 88,116	$ (25,802)	$ 62,314
Interest Expense	100,016	(240,997)	(140,981)
Net Interest Income	$ (11,900)	$ 215,195	$ 203,295

Comparison 6-Months Ended June 30, 2010 versus 2009:

Increase (Decrease) Due to Change In
	Average Balance	Average Rate	Total Change
Interest Income	$ 22,290	$ 39,973	$ 62,263
Interest Expense	123,231	(497,809)	(374,578)
Net Interest Income	$ (100,941)	$ 537,782	$ 436,841

The increase in net interest income for the three and six-month periods ended June 30, 2010 to the comparable periods in 2009 is primarily attributed to an increase in net interest spread that was achieved due to a notable reduction in the cost of funds.  The second quarter and year-to-date net interest spreads were 3.32% and 3.31% respectively.  The 2009 second quarter and year-to-date net interest spreads were 2.52% and 2.27% respectively.

The reduction in cost of funds during the current year enabled the Bank to generate additional net interest income of $240,997 for the second quarter and additional net interest income of $497,809 for the year-to-date.  The net impact of changing interest rates on net interest income was an increase of $215,195 for the second quarter after a partial offset of $25,802 related to the decline in yield on earning assets.  The net impact of changing interest rates on net interest income was an increase of $537,782 for the year-to-date after a $39,973 increase related to a rise in yield on earning assets.

The impact of growth of earning assets and interest-bearing liabilities resulted in a net decrease in net interest income of $11,900 for the second quarter and $100,941 for the year-to-date ended June 30, 2010 relative to the same periods for 2009.

The Bank’s average interest-earning assets of $122.8 million for the second quarter of 2010 yielded an average return of 5.39% compared to average interest-earning assets of $116.4 million and a 5.48% average return for the second quarter of 2009.  For the six months ended June 30, 2010, average interest earning-assets and yield were $117.8 million and 5.48% respectively compared to $116.9 million and 5.42% for the comparable period in 2009.

Interest-bearing liabilities averaged $109.7 million for the second quarter of 2010 and posted an average interest rate of 2.08%.  The average balance and average interest rate paid on interest-bearing liabilities were $96.1 million and 2.96% respectively, for the second quarter of 2009.  For the year-to-date, average interest-bearing liabilities and average rate were $103.8 million and 2.17% respectively compared to $95.8 million and 3.14% for the comparable period in 2009.

Non-Interest Income

The following table reflects the various components of non-interest income for the three and six-month periods ending June 30, 2010 and 2009, respectively:

	Three months ended
Non-interest income	June 30, 2010	June 30, 2009	% Change

Loan document preparation fees	$ 19,235	$ 78,907	-75.6%
Other customer service fees	28,118	29,759	-5.5%
Total customer service fees	47,353	108,666	-56.4%
Secondary market fees	53,451	67,543	-20.9%
Rental income on other real estate	102,700	70,787	45.1%
Total non-interest income	$ 203,504	$ 146,996	-17.6%

	Six months ended
Non-interest income	June 30, 2010	June 30, 2009	% Change

Loan document preparation fees	$ 40,825	$ 119,119	-65.7%
Other customer service fees	57,713	61,293	-5.8%
Total customer service fees	98,538	180,412	-45.4%
Secondary market fees	98,063	91,238	7.5%
Rental income on other real estate	203,728	70,787	187.8%
Total non-interest income	$ 400,329	$ 342,437	16.9%

Non-interest income decreased $43,492, or 17.6%, for the three months ended June 30, 2010 versus the comparable period in 2009.  A decline in the volume of mortgage refinancing activity had the most notable impact on non-interest income for the second quarter 2010 relative to the second quarter for 2009.  Loan document preparation fees and secondary market fees, which are heavily tied to mortgage financing volume, declined $73,764 for the quarter ended June 30, 2010 relative to the quarter ended June 30, 2009.

Non-interest income increased $57,892, or 16.9% for the six months ended June 30, 2010 versus the comparable period in 2009.  This increase is attributed to a $132,941 increase in rental income relative to the comparable period in 2009.  Rental income was a source of revenue for only two months during the six-month period ended June 30, 2009.

Non-Interest Expense

The following table reflects the various components of non-interest expense for the three months ended June 30, 2010 and 2009, respectively.

	Three months ended
Non-interest expense	June 30, 2010	June 30, 2009	% Change

Salaries and benefits	$ 474,195	$ 462,959	2.4%
Occupancy and equipment	93,281	84,304	10.6%
Data processing	54,207	44,671	21.3%
Marketing	26,334	25,411	3.6%
Legal Fees	176,579	4,041	4269.7%
Professional fees	55,696	61,778	-43.6%
FDIC Premium	36,902	72,620	-49.2%
Director Fees	18,750	0	N/A
Other operating expenses	83,062	70,190	18.3%
	$ 1,019,006	$ 825,974	23.4%

	Six months ended
Non-interest expense	June 30, 2010	June 30, 2009	% Change

Salaries and benefits	$ 922,447	$ 879,578	4.9%
Occupancy and equipment	199,267	171,410	16.3%
Data processing	99,822	89,926	11.0%
Marketing	38,830	39,633	-2.0%
Legal Fees	197,463	16,137	1123.7%
Professional fees	109,703	118,219	-7.2%
FDIC Premium	85,009	120,727	-29.6%
Director Fees	37,500	0	N/A
Other operating expenses	138,520	120,136	15.3%
	$ 1,828,561	$ 1,555,766	17.5%

Non-interest expense increased $193,032, or 23.4%, for the three months ended June 30, 2010 versus the comparable period in 2009.  For the six-month period ended June 30, 2010 non-interest expense increased $272,795, or 17.5% relative to the comparable period in 2009.

The relative increases for both periods were due to increased legal expense related to the settlement of an arbitration ruling against the bank and legal costs associated with the formation of a bank holding company.

On July 16, 2009, a legal action was filed by a former officer of the bank as the result of the Bank’s decision not to renew the employee’s employment contract.  The claimant alleged breach of contract and sought damages in the amount of $90,000, plus attorney’s fees and expenses.  On June 30, 2010, an Arbitrator decision was rendered against the bank in the amount of $119,241 including attorney fees and costs of $29,241.  The arbitration decision is binding on both parties.  No further expense related to this matter is anticipated.

Off-Balance Sheet Arrangements

The Bank has no material off-balance sheet arrangements, other than the Bank’s commitments to extend credit and unfunded commitments.  At June 30, 2010, the Bank had commitments to extend credit and unfunded commitments of approximately $1.7 million and $9.8 million, respectively.

ITEM 3. Quantitative and Qualitative Disclosures about Market Risk

The disclosure contemplated by Item 3 is not required because the Bank qualifies as a smaller reporting company.

ITEM 4T. Controls and Procedures

As of the end of the period covered by this quarterly report on Form 10-Q for the quarter ended June 30, 2010, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our “disclosure controls and procedures,” as such term is defined under Exchange Act Rule 13a-15(e) and 15d-15(e).

Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of the end of the fiscal quarter covered by this report, such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is: (a) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Federal Deposit Insurance Corporation, and (b) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance in achieving the desired control objectives and in reaching a reasonable level of assurance our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

There were no changes in our internal controls over financial reporting during the quarter ended June 30, 2010 that materially affected, or were reasonably likely to materially affect, our internal controls over financial reporting.

PART II OTHER INFORMATION

ITEM 1. Legal Proceedings

None.

ITEM 1A. Risk Factors

Except as discussed below, there have been no material changes in the risk factors reported in Item 1A of the Bank’s Annual Report on Form 10-K for the year ended December 31, 2009.

The Dodd-Frank Act and related regulations may affect the Bank’s business activities, financial position and profitability.

The Dodd-Frank Act, signed into law on July 21, 2010, makes extensive changes to the laws regulating financial services firms and requires significant rulemaking.  In addition, the legislation mandates multiple studies, which could result in additional legislative or regulatory action. The Bank is currently reviewing the impact this legislation will have on its business.

The legislation charges the federal banking agencies, including the Federal Reserve and the FDIC with drafting and implementing enhanced supervision, examination and capital standards for depository institutions and their holding companies.  The Dodd-Frank Act also authorizes various new assessments and fees, expands supervision and oversight authority over nonbank subsidiaries, increases the standards for certain covered transactions with affiliates and requires the establishment of minimum leverage and risk-based capital requirements for insured depository institutions.  In addition, the Dodd-Frank Act contains several provisions that change the manner in which deposit insurance premiums are assessed and which could increase the FDIC deposit insurance premiums paid by the Bank.

The Dodd-Frank Act establishes a new, independent Consumer Financial Protection Bureau which will have broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards.  States will be permitted to adopt stricter consumer protection laws and state attorney generals can enforce consumer protection rules issued by the Bureau.

The changes resulting from the Dodd-Frank Act, as well as the regulations promulgated by federal agencies, may impact the profitability of the Bank’s business activities, require changes to certain of their business practices or otherwise adversely affect their businesses. These changes may also require the Bank to invest significant management attention and resources to evaluate and make necessary changes.

ITEM 2. Unregistered Sales of Equity Securities and Use of Proceeds

Not applicable.

ITEM 3. Default Upon Senior Securities

Not applicable.

ITEM 4.  [RESERVED]

ITEM 5. Other Information

There have been no material changes to the procedures by which shareholders may recommend nominees to the Board of Directors.

Subsequent Events have been evaluated through the date the financial statements are filed with the Federal Deposit Insurance Corporation.

On August 3, 2010, the Bank held a special meeting of its shareholders to consider and vote on a resolution calling for the merger of the Bank and Choice Interim Bank pursuant to an Agreement and Plan of Reorganization between the Bank and Choice Bancorp, Inc. whereby the Bank will become a wholly-owned subsidiary of Choice Bancorp, Inc., and the outstanding shares of Bank common stock will be converted, on a one-for-one basis, into shares of Choice Bancorp, Inc. common stock and shareholders of the Bank will thereby become shareholders of Choice Bancorp, Inc. (the “Reorganization”).  The Reorganization was approved by the requisite majority of the shareholders of Choice Bank.  Subject to obtaining the necessary approvals from the Bank regulatory authorities, the Bank expects that the reorganization will be completed during the third quarter of 2010.  Upon consummation of the Reorganization, Choice Bancorp, Inc. will begin to file periodic reports (such as annual reports on Form 10-K and quarterly reports on Form 10-Q) with the Securities and Exchange Commission and Choice Bank will no longer prepare or file such reports with the FDIC.

ITEM 6. Exhibits

Exhibit Number	Description
31.1	Rule 302 Certification of Principal Executive Officer
31.2	Rule 302 Certification of Principal Financial Officer
32.1	Rule 1350 Certification by Chief Executive Officer
32.2	Rule 1350 Certification by Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: August 12, 2010	CHOICE BANK

/s/ Keith C. Pollnow
Keith C. Pollnow, President and Chief Executive
Officer (Principal Executive Officer)

DATE: August 12, 2010	/s/ John F. Glynn
John F. Glynn, Senior Vice President and Chief
Financial Officer (Principal Financial Officer and
Principal Accounting Officer)